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                            Filed by Radiologix, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

                                Subject Company:
                                Radiologix, Inc.
                           Commission File No. 0-23311

The following communication contains forward-looking statements that relate to future financial results or business expectations and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that exist in the Company's operations and business environment. Business plans may change as circumstances warrant, and actual results may differ materially from any forward-looking statements, which reflect the management's opinion only as of the date hereof. Such risks and uncertainties include, but are not limited to, failure to close the transaction described in the following communication; risks and uncertainties associated with the Company's acquisition and expansion strategy; integration of the Company's affiliated physician practices and newly-acquired imaging centers; the Company's ability to achieve operating efficiencies and engage in successful new development efforts; regulatory changes; reimbursement trends; governmental policies; and general economic and business conditions. Such risks and uncertainties, as well as additional risk factors which could affect the forward-looking statements made in this press release, are included in the Company's filings with the Securities and Exchange Commission, including its Form 10-K dated March 29, 2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS TO BE FILED BY RADIOLOGIX, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE TRANSACTION DESCRIBED IN THE FOLLOWING COMMUNICATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement/prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Radiologix, Inc. at the Securities and Exchange Commission's web site at www.sec.gov. The registration statement and proxy statement/prospectus and such other documents may also be obtained free of charge by directing such request to Radiologix, Inc.,
              Attn: Secretary, 3600 Chase Tower, 2200 Ross Avenue,
                              Dallas, Texas 75201.




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                               [RADIOLOGIX LOGO]
                         The Radiology Services Company


                                                                   Press Release
--------------------------------------------------------------------------------
Contact: Mark L. Wagar, Chairman and CEO                  FOR IMMEDIATE RELEASE
         214-303-2708                             9:15 AM EST August 23, 2000
         David W. Young, VP of Finance
         214-303-2729
         www.radiologix.com

Noonan/Russo Communications, Inc.
212-696-4455
John Capodanno (investors) x246
Lisa Fern (media) x353
News@noonanrusso.com

                   RADIOLOGIX, INC. ANNOUNCES RECAPITALIZATION
                SHAREHOLDERS TO RECEIVE $7.25 CASH OR $8.25 STOCK

DALLAS, TX, AUGUST 23, 2000 - Radiologix, Inc. announced today that it has entered into a definitive agreement with an affiliate of Saunders Karp & Megrue, LLC, a leading New York-based private investment firm, to effect a recapitalization of the company. In the recapitalization, an affiliate of SKM will purchase up to 90% of Radiologix's common stock. The proposed recapitalization values Radiologix at approximately $377.0 million, including the assumption of approximately $212.5 million in debt. The recapitalization has been structured to provide stockholders with the alternative of monetizing their interests or rolling them over into continuing interests in the recapitalized company.

Under the terms of the agreement, Radiologix shareholders may elect to receive $7.25 per share in cash or to convert their stock into 1.1224 shares of the recapitalized company at an implied value of $8.25 per share. Immediately following the transaction, existing shareholders will hold between 10% and 20% of the company's equity. Existing management will continue to operate the Company in their current capacities.

Mark L. Wagar, Radiologix's Chairman and Chief Executive Officer commented, "The transaction announced today allows shareholders a premium to current market value, as well as an opportunity to continue an investment in Radiologix. We believe this is the logical next step in Radiologix's development, and that Saunders Karp & Megrue is the right financial partner. The Company will be able to accomplish growth and maturation as a private entity which has proven difficult in the current public equity markets."


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                                                                          Page 2


John Megrue of Saunders Karp & Megrue said, "Radiologix represents the right platform from which to build a true national leader in medical imaging. The company's key market concentrations, management strength, commitment to technology and patient service orientation truly make it stand out and give it the opportunity to realize its full potential."

The transaction, which is subject to customary terms and conditions, including shareholder approval, regulatory review and the receipt of financing, is expected to close before year-end. An affiliate of Saunders Karp & Megrue has obtained financing commitments from UBS AG, subject to customary conditions, to effect the recapitalization and to provide the company with financing for general corporate purposes following the recapitalization, including acquisitions.

Investors and security holders are urged to read the proxy statement that will be filed by Radiologix with respect to the special meeting of shareholders to approve the recapitalization plan.

Saunders Karp & Megrue is a private merchant bank engaged in the acquisition and ownership of operating businesses. The firm currently manages over $1.7 billion in three private equity funds. Saunders Karp & Megrue seeks to invest its capital in well-managed companies, which can achieve superior rates of return over a five to seven year period. Investments take a variety of forms, including private company recapitalizations, traditional buyouts and growth financings that have ranged from $5 million venture capital financings to controlling equity investments in excess of $150 million. With offices in New York City, Stamford, Connecticut and Dallas, Texas, Saunders Karp & Megrue is positioned to provide private equity capital to any region in the United States.

Radiologix, Inc. is a leading provider of radiology services in the United States through (i) its ownership and operation of technologically advanced, multi-modality diagnostic imaging centers, and (ii) its provision of administrative, management and other information services to certain radiology business partners. Radiologix derives the majority of its revenues from the production and management of diagnostic imaging procedures utilizing technologies such as x-ray, magnetic resonance imaging ("MRI"), computed tomography ("CT"), mammography, ultrasound, nuclear medicine and positron emission tomography ("PET"), as well as general radiography and fluoroscopy. These images and the radiology reports that are based on the images permit ordering physicians to diagnose and manage diseases and injuries more accurately and effectively than would be possible without such clinical information. Radiologix's 124 owned or operated imaging centers are located in 18 states and the District of Columbia, with concentrated geographic coverage in markets located in California, Florida, Illinois, Kansas, Maryland, New York, Pennsylvania, Texas, Virginia and Washington D.C.





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                                                                          Page 3

This press release contains forward-looking statements that relate to future financial results or business expectations and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that exist in the Company's operations and business environment. Business plans may change as circumstances warrant and actual results may differ materially from any forward-looking statements, which reflect the management's opinion only as of the date hereof. Such risks and uncertainties include, but are not limited to, failure to close the transaction described above, those associated with the Company's acquisition and expansion strategy; integration of the Company's affiliated physician practices and newly-acquired imaging centers; the Company's ability to achieve operating efficiencies and engage in successful new development efforts; regulatory changes; reimbursement trends; governmental policies; and general economic and business conditions. Such risks and uncertainties, as well as additional risk factors which could affect the forward looking statements made in this press release, are included in the Company's filings with the Securities and Exchange Commission, including its Form 10-K dated March 29, 2000.


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